SECURITI  N

10035355

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNER CIRCLE SPORTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Ave suite 510
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Tilliss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNER CIRCLE SPORTS, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLIOT F. DCRUZE
Notary Public -State of New York
No- 01DE6212482
Qualified in Queens County
Expires 10/13/20

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Inner Circle Sports, LLC
New York, New York

We have audited the accompanying statement of financial condition of Inner Circle Sports, LLC, (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inner Circle Sports, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 22, 2010

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

INNER CIRCLE SPORTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	27,361
Restricted cash		250,000
Accounts receivable		10,325
Prepaid expenses		20,736
Furniture and equipment, net		64,550
TOTAL ASSETS	$	372,972

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,628
Deferred rent		18,204
Customer deposits		10,000
TOTAL LIABILITIES		37,832
MEMBERS' EQUITY		335,140
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	372,972

See accompanying notes to the financial statements.

EXHIBIT B

INNER CIRCLE SPORTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Success fees	$ 50,000
Consulting fees	130,250
Retainer fees	187,500
Other revenue	77,525
TOTAL REVENUE	445,275
OPERATING EXPENSES:	
Employee compensation, benefits, and payroll taxes	647,095
Client costs	100,182
Office	14,955
Professional fees	89,694
Marketing	7,678
Computer costs	31,098
Depreciation and amortization	15,904
Rent and utilities	189,984
Insurance	6,626
Contributions	3,600
Auto	20,652
Telephone	33,091
Bad debt	7,165
Other	83,543
TOTAL OPERATING EXPENSES	1,251,267
NET LOSS BEFORE TAXES	(805,992)
INCOME TAXES	(2,550)
NET LOSS	$ (808,542)

See accompanying notes to the financial statements.

EXHIBIT C

INNER CIRCLE SPORTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

BEGINNING MEMBERS' EQUITY - JANUARY 1, 2009	$ 430,128
Member contributions	1,185,890
Member distributions	(472,336)
Net loss	(808,542)
ENDING MEMBERS' EQUITY - DECEMBER 31, 2009	$ 335,140

See accompanying notes to the financial statements.

EXHIBIT D

INNER CIRCLE SPORTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (808,542)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation and amortization	15,904
Deferred rent	8,811
Changes in operating assets and liabilities:	
Accounts receivable	(9,019)
Prepaid expenses	(4,962)
Customer deposits	10,000
Accounts payable and accrued expenses	7,791
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(780,017)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(6,242)
Restricted cash	975
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(5,267)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	1,185,890
Member distributions	(472,336)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	713,554
NET DECREASE IN CASH	(71,730)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	99,091
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 27,361
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:	
Cash paid for:	
Income Taxes	$ 2,550

See accompanying notes to the financial statements.

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Inner Circle Sports, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists investors with raising capital to construct sports complexes and acquire sports franchises.

Revenue Recognition

The Company records consulting and success fees when earned, which is generally on the closing date of the transaction. Retainer fees revenue are recognized ratably over the client relationship or upon the closing of the transaction which is generally less than a year.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Accounts Receivable

Accounts receivable are carried at the original invoiced amount less an estimate made for the allowance for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer account balances and considering the customer's financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction to bad debt expense when received. At December 31, 2009, there was no allowance for doubtful accounts.

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is organized as a limited liability company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns. New York City taxes are the responsibility of the Company.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs were $7,678 in 2009.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Furniture and equipment

Furniture and equipment is recorded at original cost. Depreciation is calculated under the straight-line method based on expected useful lives of the assets which is 5 years.

Events Occurring After Reporting Date

The Company has evaluated events and transactions occurring between December 31, 2009 and February 22, 2010, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease. Future minimum lease payments are as follows:

December 31,	
2010	$156,908
2011	119,874
	$276,782

Rent expense charged to operations for the year ended December 31, 2009 was $147,942.

INNER CIRCLE SPORTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2009, consisted of the following:

Furniture and fixtures	$ 89,048
Computer equipment	19,035
	108,083
Less: accumulated depreciation	(43,533)
Furniture and equipment, net	$ 64,550

NOTE 4 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2009, the Company's net capital balance as defined by Rule 15c3-1 was $(10,471) which was less than the minimum requirement of $5,000. At December 31, 2009, the Company's aggregate indebtedness to net capital as defined by Rule 15c3-1 was (3.61) to 1. The member of the Company deposited $50,000 on January 13, 2010 to cure the minimum net capital violation.

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – RELATED PARTY

The majority member of the Company purchased a one-third interest in Inner Circle Aviation LLC which owns a plane that can be used by the Company. The restricted cash represents funds that have been segregated for the use of Inner Circle Aviation, LLC.

SUPPLEMENTARY INFORMATION

SCHEDULE I

INNER CIRCLE SPORTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	335,140
Less non allowable assets		
Furniture and equipment, net		64,550
Restricted cash		250,000
Prepaid expenses		20,736
Accounts receivable		10,325
NET CAPITAL	$	(10,471)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
DEFICIENT NET CAPITAL	$	(15,471)
DEFICIENT NET CAPITAL AT 1,000 PERCENT	$	(16,559)

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There was a material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2009 as follows:

Net capital per unaudited Form X-17A-5, Part 11-A	$	6,037
Adjustment for customer deposit		(10,000)
adjustment for restricted cash		2,303
Adjustment for deferred rent		(8,811)
Net capital as reported above	$	(10,471)

INNER CIRCLE SPORTS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Total liabilities	$ 37,832
Total aggregate indebtedness	$ 37,832
Ratio: Aggregate indebtedness to net capital	(3.61) to 1

INNER CIRCLE SPORTS, LLC
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Inner Circle Sports, LLC
New York, New York

In planning and performing our audit of the financial statements of Inner Circle Sports, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 22, 2010